File No. 70-9081

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
               ___________________________________

                         AMENDMENT NO. 1
                             to the
                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                      Entergy Power UK plc
                          Templar House
                       81-87 High Holborn
                     London WC1V 6NU England

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
               ___________________________________
           Michael B. Bemis              William J. Regan, Jr.
           Executive Director            Vice President and
           Entergy Power UK plc            Treasurer
           Templar House                 Entergy Services, Inc.
           81-87 High Holborn            639 Loyola Avenue
           London WC1V 6NU England       New Orleans, LA 70113
           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:

           Laurence M. Hamric, Esq.     William  T. Baker,  Jr.,
           Denise C. Redmann, Esq.      Esq.
           Entergy Services, Inc.       Kevin Stacey, Esq.
           639 Loyola Avenue            Reid & Priest LLP
           New Orleans, LA 70113        40 West 57th Street
                                        New York, NY  10019

Item 1.  Description of Proposed Transactions.

           Item 1, Section C. of the Application-Declaration is hereby amended and restated to read as follows:

C.  Use of Proceeds.

           EPUK proposes to use the net proceeds derived from the issuance and sale of Entity Interests directly or indirectly for the purpose of repaying a portion of the credit facility used to finance the acquisition of London Electricity (the "Credit Facility"). Neither the proceeds to be received from the issuance and sale of the Entity Interests nor any savings derived from the repayment of the Credit Facility will be used directly or indirectly for the making of any new investment in an exempt wholesale generator ("EWG"), as defined in Sections 32 of the Act, or any other FUCO. In connection with such repayment, the Credit Facility may be restated and amended, and EPUK or one or more indirect subsidiaries of Entergy formed for the purpose of holding, with EPUK, London Electricity may be required to become a guarantor or co-maker of, or jointly and severally obligated to make payments on ("Repayment Obligations"), such Credit Facility.


Item 3.  Applicable Statutory Provisions.

           The  last  paragraph  of Item 3  of  the  Application-
Declaration is hereby amended and restated to read as follows:

            EPUK   believes  that  the  potential  guarantee   or
incurrence of the Repayment Obligations by EPUK or any other indirect subsidiaries of Entergy may be subject to Sections 6(a), 7 and 12(b) of the Act and Rule 45 thereunder.


Form of Notice of Proposed Transactions.

           The fourth paragraph of the Form of Notice of Proposed
Transactions is hereby amended and restated to read as follows:

           EPUK proposes to use the net proceeds derived from the issuance and sale of Entity Interests directly or indirectly for the purpose of repaying a portion of the credit facility used to finance the acquisition of London Electricity. In connection with such repayment, the credit facility may be restated and amended, and EPUK or one or more indirect subsidiaries of Entergy formed for the purpose of holding, with EPUK, London Electricity may be required to become a guarantor or co-maker of, or jointly and severally obligated to make payments on, such credit facility.

                            SIGNATURE


           Pursuant  to  the requirements of the  Public  Utility
Holding Company Act of 1935, the undersigned company has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.



                                   ENTERGY POWER UK PLC


                                    By: /s/ William J. Regan, Jr.
                                        William J. Regan, Jr.
                                             Treasurer


Dated:  July 31, 1997